NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock and the 10% Series A Cumulative Redeemable Preferred Stock (together, the 'Securities') of HomeBanc Corp. (the 'Company') from listing and registration on the Exchange at the opening of business on September 17, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The decision to suspend the Company’s Securities was reached in view of the 'abnormally low' trading price of its common stock, which closed at $0.30 on August 3, 2007. While the Company had only on August 3, 2007 triggered the NYSE's continued listing standard for minimum share price, by virtue of the fact that the average closing price of its common stock is now less than $1.00 over a consecutive 30 trading day period, NYSE Regulation has determined that the 'abnormally low' price of the stock makes it appropriate to suspend the Company's securities at this time rather than provide the Company an opportunity to cure the price deficiency. 1. The Exchange's Listed Company Manual (the 'LCM'), Section 802.01C, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when the average closing price of a security is less than $1.00 over a consecutive 30 trading-day period. 2. The Exchange, on August 3, 2007, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on August 3, 2007. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on August 6, 2007, of the suspension of trading in the Common Stock at the close of trading on August 3, 2007. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Commission that as a result of the above indicated conditions these securities were suspended from trading on August 3, 2007.